                            JOSEPH GUNNAR & CO., LLC
                                 30 Broad Street
                               New York, NY 10004




                                                               February 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                        Re:  Tarpon Industries, Inc. Registration No. 333-120117
                             ---------------------------------------------------

Ladies and Gentlemen:

         We hereby withdraw our February 11, 2005 request to accelerate the above-captioned Registration Statement, so that it would become effective at 10:00 a.m. Eastern time on February 11, 2005 or as soon thereafter as is practicable.

         Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we, as representative of the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, copies of the Preliminary Prospectus dated February 3, 2005 were distributed as follows:

         Underwriter                            Date(s)                  Copies
         -----------                            -------                  ------
Joseph Gunnar & Co., LLC                 02.04.05 - 02.05.05               550
LaSalle St. Securities Corp.             02.04.05 - 02.07.05               300
Newbridge Securities Corporation         02.04.05 - 02.07.05               250
                                                                          ----

                                                                Total:   1,100

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Tarpon Industries, Inc. to accelerate the above-captioned Registration Statement, relating to the offering of up to 3,277,500 common shares, no par value, of Tarpon Industries, Inc. in its initial pubic offering and 758,800 common shares in a subsequent re-sale of common shares by selling shareholders, so that it will become effective at 10:00 a.m. Eastern time on February 14, 2005 or as soon thereafter as is practicable.

         The underwriters acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the underwriters from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the underwriters may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,


                                      JOSEPH GUNNAR & CO, LLC
                                      REPRESENTATIVE OF THE
                                      SEVERAL UNDERWRITERS


                                      By:      /s/ STEPHAN A. STEIN
                                           -------------------------------------
                                               Stephan A. Stein

                                               Its:   Chief Operating Officer
                                                      --------------------------